Exhibit 99.1

Investor Presentation October 2017 1

This presentation contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans. Statements that are not historical facts, including statements about SINA’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as ‘‘will,’’ ‘‘expects,’’ ‘‘anticipates,’’ ‘‘future,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘confidence,’’ ‘‘estimates’’ and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in SINA’s quarterly operating results; SINA’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to enter and develop the small and medium enterprise market by SINA or through cooperation with other parties; failure to successfully integrate acquired businesses; risks associated with SINA’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2016 and its other filings with the Securities and Exchange Commission. Past performance is not necessarily indicative of future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The information in this presentation is provided only as of the date hereof, and SINA assumes no obligation to update its forward-looking statements in this presentation or elsewhere on account of new information, future events or otherwise, except as required by law. Use of Non-GAAP Financial Measures In certain circumstances, results have been presented that are not generally accepted accounting principles measures (“non-GAAP”) and should be viewed in addition to, and not as a substitute for, SINA’s reported results. SINA believes that the non-GAAP financial information provided in this presentation can assist investors in understanding and assessing SINA’s on-going operations and prospects for the future and provides an additional tool for investors to use in comparing SINA’s financial results with other companies in SINA’s industry or with similar operating profiles. Investors are encouraged to review the reconciliation of SINA’s non-GAAP financial measures to their most directly comparable GAAP financial measures. Please see the Appendix provided at the end of this presentation entitled “Reconciliation of Non-GAAP Financial Measures to GAAP” for additional information and the reconciliations of these non-GAAP financial measures to the closest GAAP financial measures. Safe Harbor Statement

1. SINA Overview 2. Executing the Right Strategy and Delivering Value 3. Highly-Qualified and Experienced Board 4. Aristeia’s False Claims and Self-Serving Agenda

Executive Summary SINA Board and management: Track record of delivering outstanding performance and creating shareholder value SINA has the right Board in place: Online media industry, Chinese Internet, finance and public company experience in China SINA has been returning significant capital to shareholders: Share repurchases and dividends SINA is delivering record results and its stock is outperforming Aristeia has no credible plan and its proposals are either not viable or would destroy shareholder value Aristeia’s fund redemptions are the real issue for Aristeia SINA’s Board Urges Shareholders to Vote “FOR” the Re-Election of Yichen Zhang and “AGAINST” the Election of Two Aristeia Nominees at the 2017 Annual General Meeting

About SINA Highlights Leading online media company serving China and the global Chinese communities SINA’s digital media network enables Internet users to access professional media and user-generated content in multi-media formats Nasdaq: SINA ~46% (~72% by voting power) stake in Weibo (Nasdaq: WB) Headquarters: Beijing, China Headcount: ~7,300 Record Q2’17 non-GAAP income from operations growth of 235% YoY and net revenue growth of 48% YoY Key Management and Ownership Charles Chao, Chairman and CEO (~12%, the largest shareholder of SINA)1 Hong Du, COO and President Bonnie Yi Zhang, CFO Arthur Jianglei Wei, Senior Vice President Bin Zheng, Vice President Total insider ownership: ~12.8%2 1. Holdings as of September 15, 2017 2. Holdings as of September 15, 2017

Executing Strategy to Leverage Strong Capabilities and Deliver Solid Results Building upon strong digital media network SINA.com and SINA.cn (PC and mobile portal) SINA Mobile Applications (SINA News App, SINA Finance App and other vertical apps) Weibo (the leading social media platform in China) Adapting core business to address headwinds facing PC advertising by expanding and enhancing mobile advertising platform Leveraging Weibo data and IP sharing to drive user traffic and strengthen targeted advertising and content for mobile portal and apps Mobile users continuing to grow and mobile monetization continuing to improve Non-advertising revenue grew 68% on annual basis in Q2’17, driven by growth of SINA’s online payment system SINA’s Track Record of Solid Operating and Financial Results Demonstrate the Company’s Successful Strategic Execution to Create Shareholder Value

Revenue Snapshot of SINA’s Solid Performance in Q2’17 Note: All figures are adjusted to non-GAAP. Non-GAAP Operating Margin = non-GAAP income from operations / net revenue. Non-GAAP Net Margin = non-GAAP net income attributable to SINA / net revenue. Source: Public filings. Operating Income and Margin Net Income and Margin 235% YoY growth 48% YoY growth 165% YoY growth (Non-GAAP, in US$ millions) Revenue 241 356 2016 Q2 2017 Q2 35 116 14% 32% 2016 Q2 2017 Q2 Operating Income Operating Margin 20 53 8% 15% 2016 Q2 2017 Q2 Net Income Net Margin

Weibo's Track Record of Superior Performance

sina 新浪

	IPO (2Q'14)	Now (2Q'17)
More Active Users *MAU / DAU*	157M / 70M[1]	361M / 159M[2]
Greater Mobile Usage *Mobile as % of Total MAU*	79%[1]	92%[2]
Larger Financial Scale *Quarterly Net Revenue*	$77M	$253M
Larger Financial Scale *Annual Net Revenue*	$334M[3]	$656M[4]
Strong Margin Expansion *Quarterly Non-GAAP Operating Margin[5]*	(9.0)%	39.5%
Turned Highly Profitable *Quarterly Non-GAAP Net Margin[6]*	(6.6)%	34.2%

- Weibo, as a 100% incubated business in SINA, has a track record of strong execution of its strategy and has been delivering superior performance since its IPO
- Weibo is integral to successfully positioning SINA's online media business in the long run

Source: Public filings. IPO stands for initial public offering.
1. As of June 2014; 2. As of June 2017; 3. FY2014 annual revenue; 4. FY2016 annual revenue; 5. Non-GAAP Operating Margin equals non-GAAP income(loss) from operations / net revenue; 6. Non-GAAP Net Margin equals non-GAAP net income attributable to Weibo / net revenue.

8

1. SINA Overview 2. Executing the Right Strategy and Delivering Value 3. Highly-Qualified and Experienced Board 4. Aristeia’s False Claims and Self-Serving Agenda

SINA’s Share Price Growth Since 2014 Has Significantly Outperformed Peers and Market Index Note: Market data as of October 9, 2017. Based on mean of peers: FB, AMZN, GOOG, BABA, BIDU, SOHU, WUBA, CTRP, JD, ATHM, VIPS, SFUN, and FENG. Source: Bloomberg. -50% 0% 50% 100% 150% 200% 250% Oct '14 Nov '14 Dec '14 Jan '15 Feb '15 Mar '15 Apr '15 May '15 Jun '15 Jul '15 Aug '15 Sep '15 Oct '15 Nov '15 Dec '15 Jan '16 Feb '16 Mar '16 Apr '16 May '16 Jun '16 Jul '16 Aug '16 Sep '16 Oct '16 Nov '16 Dec '16 Jan '17 Feb '17 Mar '17 Apr '17 May '17 Jun '17 Jul '17 Aug '17 Sep '17 Oct '17 SINA Peers NASDAQ Composite Index

SINA’s Leading Three-Year Share Price Performance Note: Market data as of October 6, 2017. The percentage represents the three-year share price appreciation from October 6, 2014 to October 6, 2017. Peers in order listed: AMZN, FB, BABA, CTRP, WUBA, GOOG, ATHM, JD, SOHU, BIDU, FENG, VIPS, and SFUN. Source: Nasdaq. 214% 213% 127% 105% 101% 75% 74% 56% 52% 24% 18% - 34% - 57% - 61% -70% -20% 30% 80% 130% 180% 230%

SINA Has Returned ~US$1.7 Billion of Total Capital to Shareholders Since 2014 1. CEO’s ownership of SINA is as of September 15, 2017. 2. Value of 2016 distribution of Weibo shares is based on total number of distributed shares (7,088,116) multiplied by Weibo’s adjusted market close on October 14, 2016 ($53.08). 3. SINA announced the distribution of Weibo shares on May 26, 2017. The value of 2017 distribution of Weibo shares is based on total number of distributed shares (7,142,148) multiplied by Weibo’s adjusted market close on July 10, 2017 ($68.76). 4. Total value of Weibo share distribution based on total shares distributed (14,230,264) multiplied by Weibo’s closing price on October 9, 2017. 1st US$500M Share Repurchase Plan with US$311M value of shares repurchased 1 2nd US$500M Share Repurchase Plan is active until mid-2018 CEO Cash Investment in SINA: US$456M (2015), 12.2% ownership (2017)1 2nd Distribution of Weibo Shares to SINA Shareholders: US$491M (2017)3 Total Distribution of Weibo Shares Valued at ~US$1.4 Billion4 1st Distribution of Weibo Shares to SINA Shareholders: US$376M (2016)2 4 3 2 5

SINA’s Price to NAV Discount Is In Line with Holding Company (Holdco) Peers 1. Source: Company data and third party institution research reports, including BAML, JP Morgan, Goldman Sachs, CICC, Citi and Macquarie. 2. Share prices as of close on October 9, 2017, in stocks’ trading currencies (not all US$). Source: Bloomberg. 3. Price to NAV discount = 1- share price / NAV. Holdco Peer Companies NAV1 Share Price2 Price to NAV Discount3 Cheung Kong Hutchison (1 HK) 159.0 100.90 36.6% Fosun International (656 HK) 30.3 17.90 41.4% Sohu (SOHU US) 74.1 57.46 22.2% Phoenix New Media (FENG US) 9.6 5.84 37.8% NASPERS (NPN SJ) 552,000.0 316,469.00 42.2% Average (excl. SINA) 36.1% SINA (SINA US) 180.0 $113.74 36.8% SINA’s Discount to NAV Declining Over Time with Steady Execution of Growth Strategy

Comparison of Company Valuation: FY2017 P/E Ratio Mean: 34 Note: P stands for share price. E stands for EPS. P/E Ratio is calculated as share price divided by EPS. Company share price is as of October 9, 2017. EPS and P/E Ratio is based on Bloomberg data. SINA’s FY2017 P/E Ratio Is In Line with China Internet Peer Group 42 44 37 37 17 64 52 26 40 15 20 12 China Internet Peer Group FY2017 P/E

Product offerings Add interest-based feed in addition to relationship-based feed to lower the barrier for users to access information on Weibo and improve user retention Further develop short video and live broadcasting experiences to improve user experience on Weibo Geographic expansion and channel marketing Further increase user penetration in developing cities in China Strengthen relationship with relevant channels (e.g., smartphone manufacturers, local distribution channels) Attract new users through innovative marketing activities, including event-driven campaigns Strengthen content ecosystem Strengthen PGC network through collaboration with professional sports leagues, popular TV programs and mainstream media outlets for exclusive content distribution on Weibo and SINA Expand PGC network through partnership with MCNs and enrich vertical content ecosystem on Weibo and SINA Improve UGC content creation and distribution on Weibo through product innovation, such as Weibo Story Strategy for Continued Value Creation User Penetration User Engagement Content Ecosystem

Strategy for Continued Value Creation (cont’d) Expand Customer Base Improve Ad Efficiency and Targeting Capability Innovate Ad Products and Social Marketing Tools Diversify Monetization Capability and Grow Fee-Based Services Expand brand customer base through mobile ad and social marketing solutions Grow SME distribution network and customers Improve ad targeting capability to enhance relevancy and engagement of ads to achieve coverage and performance for advertisers Expand adoption of innovative ad products (e.g., video ad, topic, lead ad) by existing and potential high value customers Leverage platform feature to solidify social marketing solution to advertisers Grow platform partner network, attract and incentivize more content and app partners Increase membership service and value to Weibo users Enable social e-commerce, LBS and other fee-based services Capture vertical opportunities and leverage user traffic and data on SINA and Weibo

Solid Balance Sheet Critical to Long-Term Value Creation People’s Republic Of China Ratings Lowered “The downgrade reflects our assessment that a prolonged period of strong credit growth has increased China’s economic and financial risks The recent intensification of government efforts to rein in corporate leverage could stabilize the trend of financial risk in the medium term.” S&P Global Ratings, September 21, 2017 The strength of SINA’s balance sheet enables the Company to be nimble when accretive and synergistic transaction opportunities arise and to avoid costly and risky financing to fund its growth needs Without an appropriate cash position in the uncertain Chinese regulatory environment, SINA may not have an opportunity to continue repurchasing shares and returning capital to shareholders over the long-term We believe the Chinese government is monitoring corporate leverage in the current environment and SINA’s balance sheet is aligned with its intentions Aristeia’s Lack of Understanding of the Chinese Economic and Regulatory Environment Is Risky and Uncertain, Especially When it Comes to the Leverage Impact of Implementing Aristeia’s Ideas

1. SINA Overview 2. Executing the Right Strategy and Delivering Value 3. Highly-Qualified and Experienced Board 4. Aristeia’s False Claims and Self-Serving Agenda

SINA’s Highly Engaged Board Is Overseeing SINA’s and Weibo’s Success Established Leadership Across Industries Directors have relevant experience in China’s Internet industry, professional online media and social media businesses as well as in finance and asset management at publicly-traded companies operating in China Leveraging their unique experience to effectively and efficiently adapt to the volatile and rapidly changing Internet business market Excellence with Proven Track Records Vast knowledge and expertise to navigate complex situations and make difficult decisions Proven ability to drive strong shareholder returns Diverse Thinking Wide range of experiences drives differentiated views and perspectives Highly-Engaged and Active Board actively involved in setting and delivering SINA’s plan to drive growth and shareholder value Committed to holding management accountable for the Company’s successes and failures and ensuring that when there is need for change, it is swiftly addressed World-Class Board with the Right Skills and Experience

Optimal Board Composition Covers All Critical Areas Board Member Public Company Board Chinese / Regulatory International Market Operations Finance, Audit and Accounting Internet / Mobile Executive Leadership Weibo Leadership Yichen Zhang • • • • • • • Charles Chao • • • • • • • • Ter Fung Tsao • • • • Yan Wang • • • • • • Song-Yi Zhang • • • • • Directors with Diverse Backgrounds of Experience and Familiarity with the Chinese Market Were Carefully Selected for Your Board

Brings more than 25 years of finance and capital markets industry experience, with in-depth institutional knowledge and investment management expertise Chairman and CEO of CITIC Capital, a China-focused investment management and advisory firm with assets under management of US$21 billion Prior to founding CITIC Capital, was an Executive Director of CITIC Pacific and President of CITIC Pacific Communications Previously, a Managing Director at Merrill Lynch, responsible for Debt Capital Market activities for the Greater China region Advisor to the Chinese Ministry of Finance and other Chinese agencies on the development of the domestic government bond market in mid-1990s Member of the Eleventh and Twelfth National Committee of the Chinese People’s Political Consultative Conference Independent director of SINA since May 2002 and was a director of Weibo from January 2014 to January 2016 Holds a B.A. from Massachusetts Institute of Technology Re-Elect SINA Nominee: Vote “FOR” Yichen Zhang

SINA’s Current Board Is Highly-Qualified and Experienced Charles Chao Chairman (since August 2012), CEO (since May 2006) Extensive risk oversight experience. Deep knowledge and experience in online media and the Internet industry in China. Expertise in finance and capital market operations. Wide range of leadership experience and extensive public company board experience. Largest shareholder of SINA owning over 12% of SINA’s ordinary shares. Holds Master of Professional Accounting degree and a M.A. and B.A. in Journalism. This SINA Board Initiated and Oversaw the Successful Incubation and IPO of Weibo Ter Fung Tsao Independent Director (since 1999) Serves as CEO and Chairman of Standard Foods Corporation and previously had several positions within The Quaker Oats Company in U.S. and Taiwan. Holds multiple engineering degrees: B.S., M.S. and PhD. Yan Wang Independent Director (since 2003) Held wide range of positions at SINA including GM China Operations, President, CEO and Chairman. Founded and lead SINA subsidiary, SRSnet.com. Operational expertise. Holds B.A. in Law. Song-Yi Zhang Independent Director (since 2004) Founder and Chairman of Mandra Capital. More than 20 years of investment banking and direct investment experience. Extensive financial (Managing Director at Morgan Stanley) and public company board experience. Holds J.D.

Maintains Corporate Governance Best Practices SINA’s Strong Corporate Governance Ensures Board Accountability Board Independence 4 of 5 directors are independent – Each of the 4 independent Board members was appointed before Mr. Chao became CEO of SINA and is independent of Mr. Chao Audit Committee and Compensation Committee are both composed of independent directors True Executive Experience 4 of 5 directors are current or former CEOs 3 of 5 directors are current or former CEOs of major public companies Share Ownership Board and management team collectively own approximately 12.8% of the ordinary shares of SINA, aligning their interests closely with those of shareholders Best Practices Newly appointed or elected directors remain on the Board only until the next annual general meeting Shareholder ability to call special meetings by any two or more shareholders holding only 10% of outstanding shares Shareholder ability to nominate director candidates or submit proposals at annual general meeting, and shareholder-nominated candidates are included in the Company’s proxy statement and proxy card Shareholder ability to increase the size of the Board and fill the resulting vacancies

Enhanced Shareholder Engagement Track record of proactive, ongoing shareholder dialogue Receptive and responsive to shareholder feedback and inquires Open to all viable strategies to create long-term shareholder value SINA’s Board Is Focused on Good Governance and Open to All Viable Strategies That Will Drive Long-Term Shareholder Value Creation

1. SINA Overview 2. Executing the Right Strategy and Delivering Value 3. Highly-Qualified and Experienced Board 4. Aristeia’s False Claims and Self-Serving Agenda

Aristeia Seeks to Disrupt and Destroy Value Inappropriate for Aristeia, a ~4.2%1 holder, to control ~30% of the Board Any skills that the Aristeia nominees would bring are already well represented on the current SINA Board Aristeia nominees would seek to implement a risky, short-term interest driven and value destructive process for SINA and Weibo Aristeia nominees lack relevant skills, experience and understanding of SINA, the Chinese market and regulations related to public companies operating in China Aristeia nominees and self-serving agenda are not in the best interests of SINA shareholders Aristeia Nominees Would Not Be Additive to the Skills and Experience Already Well-Represented on the Current SINA Board 1. Based on Aristeia’s statement on September 27, 2017 and company data on September 15, 2017.

Aristeia’s Proposed Distribution of Weibo Shares is Value-Destructive Weibo is a 100% SINA-incubated business – a separation would result in substantial, costly dis-synergies resulting from shared services across data, management, sales force, IP, traffic synergies, among other things Currently unable to effect a tax-free distribution of Weibo shares Many shareholders would be forced to sell their Weibo shares to fund their tax liability due to the Weibo distribution; no future upside from the Weibo shares sold Any such Weibo sales could put downward pricing pressure on the stock, adversely affecting ALL shareholders SINA Is Already Prudently Executing on a Weibo Share Distribution Strategy to Deliver Value to ALL Shareholders

Aristeia Lacks Fundamental Understanding of SINA Aristeia Claim The Facts “A sale or merger of SINA to an acceptable buyer / partner would allow SINA shareholders to capture a control premium for their Weibo shares, or a reverse merger in which Weibo acquires SINA.” Aristeia lacks a fundamental understanding of SINA’s business, factors affecting our heavily-regulated sector in China and the tax implications for shareholders. In contrast, SINA’s directors collectively bring relevant expertise in China’s Internet industry, professional online media and social media businesses and finance and asset management at publicly-traded companies operating in China. Aristeia’s Recommendation Is Simply Not Viable 1. Based on Aristeia’s statement on September 27, 2017.

Aristeia Has Profited from Our Share Price Outperformance Aristeia Claim The Facts “Years of corporate governance shortcomings and escalating valuation woes continue to hinder SINA’s share price potential.” SINA’s relative share performance has outperformed the NASDAQ Composite Index and relevant peers; has grown share price more than 135% since Weibo’s IPO in April 2014; and has grown more than 210% in a 3-year period.1 1. All metrics are based on market data as of October 9, 2017. Based on peers: FB, AMZN, GOOG, BABA, BIDU, SOHU, WUBA, CTRP, JD, ATHM, VIPS, SFUN, and FENG. Source: Nasdaq. The Market Is Clearly Recognizing SINA’s Successful Execution of Its Operating Strategy and Investments

Wall Street Consensus: Holdco Trades at Discount Aristeia Claim The Facts “SINA shares currently trade at an unacceptable and staggering 41% discount to NAV, with its Weibo stake alone worth approximately 130% of SINA’s equity market capitalization.” An analysis of a selected group of listed Holdcos with listed subsidiaries operating in China implies that Holdco trading discounts to NAV range from 22.2% to 42.2%1, with an average discount rate at 36.1%. SINA’s average trading discounts is 36.8%2, which is in line with the average discount rate of the Holdco peer group. Note: Values based on share prices as of close on October 9, 2017, in stocks’ trading currencies (not all US$). Source: Bloomberg. 1. Please refer to page 13 of this presentation for more details of the Holdco trading discounts to NAV of selected Holdco peer group. 2. Source: Company data and third party institution research reports including BAML, CICC, Citi, Goldman Sachs, JP Morgan and Macquarie.

Aristeia Claim The Facts “Efforts over several months to privately rectify shareholder concerns were rebuffed by the Company, which has instead opted to force a public election contest.” The SINA Board and management team have held several discussions, including in-person meetings, with Aristeia representatives over the course of Aristeia’s investment in SINA. Aristeia does not practice what it preaches. While Artisteia purports to be in favor of good corporate governance, even after numerous requests, Aristeia refused to make its nominees available for interviews with SINA’s Board. Aristeia Initiated Costly and Disruptive Proxy Contest

Aristeia Claim The Facts “Disregarding and overlooking options available to unlock value for the shareholders to whom the Board owes its fiduciary duties.” SINA is already executing several of Aristeia’s proposed ideas via the Company’s current US$500 million share repurchase plan and ongoing, opportunistic distributions of Weibo shares. Aristeia Is Not Offering Any New Proposals or Ideas

Paid Aristeia Nominees Lack Knowledge and Relevant Experience in Chinese Internet Companies Brett Krause – Startup investor; no operational or public company experience Conflict of interest: managing partner of PurpleSky Capital, an angel investor in Inke (映客), which primarily operates in business areas that SINA, Weibo and certain of SINA’s investees cover Aristeia and Mr. Krause have provided no clear path for resolving this conflict of interest Lacks fundamental understanding of SINA, the Chinese market and regulations related to public Chinese Internet and media companies, which is worrisome considering the complex regulations governing these industries in China Financial experience already well represented on the Board (Yichen Zhang, Charles Chao and Song-Yi Zhang) Lacks operational expertise No additional public company experience Thomas Manning – Law school professor and professional board member; over-boarded with no relevant skills Overcommitted – already on 3 public company boards and committed to 5 other organizations Lacks fundamental understanding of SINA, the Chinese market and regulations related to public Chinese Internet and media companies, which is worrisome considering the complex regulations governing these industries in China Operational experience already represented on the Board (Charles Chao and Yan Wang) Despite his service on public company boards, offers no other skills that would make him a valuable asset to the Board Any relevant experience of the Aristeia nominees is already reflected on the current SINA Board and is not additive Aristeia nominees and implementation of its proposals are likely to be value-destructive Aristeia Nominees Collectively Have Been Paid ~US$160,000 for their Participation in Aristeia’s Disruptive and Costly Proxy Contest They Are Not Truly Independent and Will Seek to Implement Aristeia’s Value-Destructive Proposals

Aristeia Shows Poor Governance and Short-Termism Aristeia has delayed information about and denied access to its director nominees. What is Aristeia trying to hide? Aristeia delayed responses to standard director nominee questionnaires by nearly 2 weeks. If Aristeia were truly eager to engage constructively with SINA, why would Aristeia intentionally delay completing and returning director questionnaires, which would allow SINA to properly evaluate and review each of Aristeia’s nominees? Since September 13, 2017, Aristeia has refused to make either of its 2 director nominees available for interviews by representatives of the SINA Board Aristeia is NOT a long-term shareholder – it has sold in and out of SINA’s stock over the last several years In selling SINA shares in June 2015 and regularly selling equity related instruments of SINA throughout 2015 and 2016, Aristeia missed the opportunity to derive value from the millions in profits that SINA’s Board delivered over the next 2 years and now blames SINA for its hindsight regrets As an investor in SINA’s competitor, Inke (映客), Aristeia nominee, Brett Krause, has a conflict of interest. How can this nominee be trusted in the SINA Boardroom when he has a direct interest in SINA’s competitor? Be Careful Whom You Vote for: Aristeia Has Made Hypocritical and Misleading Claims

So What's Really Happening? Aristeia's Assets Are Declining

Assets under management sharply **declining** at Aristeia

48.4% drop in AUM as reported on July 1, 2016[1]

11.5% drop in AUM as reported on January 1, 2017[1]

SINA is already executing certain Aristeia ideas, but with a **responsible and informed approach**

- Ongoing Share Repurchase Plan
  - Execution of US$500M share repurchase plan under which US$311M of shares have been repurchased
  - On August 9, 2017, the Board approved an extension of share repurchase plan until June 30, 2018
- Distribution of Weibo Shares
  - ~US$1.4B value of Weibo shares distributed to date
- Prudent Capital Allocation
  - Board and management team regularly explore, develop and invest in value-enhancing opportunities to increase business scale, diversify business models to generate sustained growth and return capital to shareholders

Aristeia's Agenda Would Significantly Limit Our Ability to Continue to Execute Our Strategy

We Believe Aristeia's Plan for Rapid and Multiple Capital Returns Reflects a Self-Serving Agenda: Aristeia's Financial Engineering Is Designed to Improve Its Own Position in the Short-Term at the Expense of the Significant Expected Long-Term Value Opportunity for ALL SINA Shareholders

1. Source: Absolute Return.

35

There is only ONE Right Choice: Vote TODAY on the WHITE PROXY CARD “FOR” Yichen Zhang “AGAINST” the Aristeia Nominees Keep Momentum Going Vote for a Board Focused on Sustainable Growth and Value-Enhancing Opportunities Minimize Disruption Avoid Self-Serving Short-Termism

Re-Elect SINA Nominee: Vote “FOR” Yichen Zhang SINA Board and management: Track record of delivering outstanding performance and creating shareholder value SINA has the right Board in place: Online media industry, Chinese Internet, finance and public company experience in China SINA has been returning significant capital to shareholders: Repurchases and dividends SINA is delivering record results and its stock is outperforming Aristeia has no credible plan and its proposals are either not viable or would destroy shareholder value Aristeia’s fund redemptions are the real issue for Aristeia SINA’s Board Urges Shareholders To Vote “FOR” the Re-Election of Yichen Zhang and “AGAINST” the Election of Two Aristeia Nominees at the 2017 Annual General Meeting

Appendix

1. Note: To exclude the provision (benefit) for income tax related to item (c),(d) and (f). Other non-GAAP to GAAP reconciling items have no income tax effect. 2. Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments. Reconciliation of operating income / net income (loss) attributable to SINA to adjusted operating income / net income (loss) attributable to SINA: Income (loss) from operations $73,276 $94,678 (a) Recognition of deferred revenue (10,436) (2,609) (b) Stock-based compensation 73,828 22,186 (c) Amortization of intangible assets 1,874 1,227 (d) Goodwill and acquired intangibles impairment 40,194 - Adjusted income from operations $178,736 $115,482 Net income (loss) attributable to SINA $225,087 $23,390 (a) Recognition of deferred revenue (10,436) (2,609) (b) Stock-based compensation 73,828 22,186 (c) Amortization of intangible assets 1,874 1,227 (d) Goodwill and acquired intangibles impairment 40,194 - (e) Non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books 7,221 75 (f) Net (gain) loss on sale of investments/business, (gain) loss on deemed disposal and impairment on investments (245,260) 16,315 (g) Change in fair value of option liability 28,456 - (h) Non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests (30,117) (7,745) (i) Amortization of convertible debt issuance cost 4,266 - (j) Provision (benefit) for income tax related to certain reconciling items1 13,944 (180) Adjusted net income (loss) attributable to SINA2 $109,057 $52,659 Adjusted EPS $1.44 $0.70 Reconciliation of Non-GAAP Financial Measures to GAAP – SINA (in US$ 000’s, except per share data) 2017Q2 FY2016

Reconciliation of Non-GAAP Financial Measures to GAAP – Weibo FY2016 Reconciliation of operating income / net income (loss) attributable to Weibo to adjusted operating income / net income (loss) attributable to Weibo: Income (loss) from operations $(22,103) $140,980 $(10,668) $87,970 (a) Stock-based compensation 13,779 36,902 3,440 11,933 (b) Amortization of intangible assets 1,211 716 273 157 Adjusted income (loss) from operations $(7,113) $178,598 $(6,955) $100,060 Net income (loss) attributable to Weibo $(65,325) $108,027 $(15,515) $73,548 (a) Stock-based compensation 13,779 36,902 3,440 11,933 (b) Amortization of intangible assets 1,211 716 273 157 (c) Net gain on the sale of investments and impairment on investments, and dividend income 2,040 39,627 8 1,248 (d) Non-GAAP to GAAP reconciling items for the loss attributable to non-controlling interests (685) (1,630) - (194) (e) Provision for income tax related to amortization of intangible assets (305) (179) (59) (39) (f) Change in fair value of investor option liability 46,972 - 6,784 - Adjusted net income (loss) attributable to Weibo $(2,313) $183,463 $(5,069) $86,653 Adjusted EPS $(0.01) $0.82 $(0.03) $0.38 (in US$ 000’s, except per share data) 2014 Q2 2017 Q2 FY2014

41 THANK YOU !